EXHIBIT (a)(5)(F)

FOR IMMEDIATE RELEASE

                           ENCANA EXPANDS U.S. ROCKIES
                      PRODUCTION WITH COMPLETION OF TENDER
                           OFFER FOR TOM BROWN SHARES

        ENCANA U.S. GAS PRODUCTION TO REACH 1 BILLION CUBIC FEET PER DAY


CALGARY, ALBERTA (MAY 19, 2004) - EnCana Corporation (TSX & NYSE: ECA) has successfully completed its cash tender offer for all outstanding common shares of Tom Brown, Inc. (NYSE: TBI). In excess of 95 percent of the outstanding Tom Brown shares have been tendered to EnCana's offer of US$48.00 cash per share. All validly tendered shares have been accepted for purchase and will be paid for promptly. The total value of the transaction, including the assumption of debt, is approximately US$2.7 billion.

"The acquisition of Tom Brown accelerates EnCana's pursuit of North American resource plays - long-life assets where we expect to apply our core competencies to deliver steady, reliable growth in production and reserves. The U.S. Rockies have been EnCana's highest growth region since 2000, with about 75 percent of the double-digit growth coming from the drill bit. The Tom Brown assets offer similar potential for profitable organic growth for several years ahead," said Randy Eresman, EnCana's Chief Operating Officer.

"We will move quickly to welcome the Tom Brown employees, integrate the acquired properties into our U.S. and Canadian operations and build upon the excellent accomplishments of Tom Brown and its people," Eresman said.

The acquisition of Tom Brown will add about 325 million cubic feet per day of gas equivalent production. EnCana's U.S. gas production is expected to reach 1 billion cubic feet per day this year. To help assure strong returns on the acquisition, EnCana has hedged volumes equivalent to all of the forecasted production from Tom Brown's U.S. assets at a NYMEX equivalent price of approximately US$5.60 per thousand cubic feet through 2006.

The completion of the Tom Brown acquisition is the first step in a two-step process. The company has also begun the sale process on approximately 30,000 barrels of oil equivalent per day of mature, Western Canadian production, with bids due at the end of June. It is expected that an additional 10,000 to 30,000 barrels of oil equivalent per day will also be divested over the balance of the year. Total proceeds from these divestitures are estimated in the range of US$1 billion to US$1.5 billion. EnCana anticipates issuing an updated sales forecast in June.

EnCana's tender offer for Tom Brown commenced on April 21, 2004 and expired as scheduled at midnight Eastern Time on Tuesday, May 18, 2004. EnCana has been advised by the Bank of New York, the Depository for the tender offer, that a total of at least 44,583,673 shares of Tom Brown common stock, including shares tendered pursuant to guaranteed delivery, were tendered and not withdrawn prior to the expiration of the tender offer. All validly tendered shares have been accepted for purchase at a price of $48.00 per share, net to the seller in cash, in accordance with the terms of the tender offer and payment for these shares will be made promptly. The number of Tom Brown shares that were not tendered and that remain outstanding is 1,935,683. All necessary regulatory approvals have also been received.

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EnCana intends to complete the acquisition of Tom Brown through a merger in which all shares of common stock not validly tendered into the tender offer will be converted into the right to receive $48.00 per share, net to the seller in cash. Payment of such amount will be made following the merger upon proper presentation of certificates formerly representing shares to the Bank of New York, Paying Agent for the merger, together with a properly completed letter of transmittal. Transmittal materials will be sent to stockholders following the merger. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding stockholders of Tom Brown.

ENCANA CORPORATION

With an enterprise value of approximately US$25 billion, EnCana is one of the world's leading independent oil and gas companies and North America's largest independent natural gas producer and gas storage operator. Ninety percent of the company's assets are located in North America. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada's emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deep water Gulf of Mexico. International subsidiaries operate two key high potential international growth regions: Ecuador, where it is the largest private sector oil producer, and the U.K. where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry's high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management's assessment of EnCana's and its subsidiaries' future plans and operations, certain statements contained in this news release are forward-looking statements. Forward-looking statements in this news release include, but are not limited to: the anticipated completion of the Tom Brown acquisition and the timing thereof, future profitable organic growth, ability to divest of Western Canadian assets and expected amounts of proceeds from planned divestitures. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company's Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
------------------------

INVESTOR CONTACT:                               MEDIA CONTACT:
     EnCana Corporate Development

     SHEILA MCINTOSH                                 ALAN BORAS
Vice-President, Investor Relations                   Manager, Media Relations
(403) 645-2194                                       (403) 645-4747

Greg Kist
Manager, Investor Relations
(403) 645-4737

Tracy Weeks
Manager, Investor Relations
(403) 645-2007